EXHIBIT 99.71

Mercator Reports Record Month at Mineral Park
All currencies in US$ unless otherwise specified.

Vancouver, British Columbia June 8, 2010 - Mercator Minerals Ltd. (“Mercator” or the “Company”) is pleased to announce its production results for May 2010, totaling 3,152,221 lbs. of copper, 331,923 lbs of molybdenum and 45,914 ounces of silver. May was a record month for molybdenum production, as a result of the improvements in the recovery levels achieved in April.

“Successively better production at Mineral Park during March, April, and May are a direct consequence of the plant improvements we have made and will continue to make at Mineral Park,” said Mike Surratt President and CEO.  “We are making steady progress, with increasing recoveries and falling unit operating costs.”

Production & Operating Cash Costs per pound

The Company recorded estimated (unaudited) operating cash costs* of $1.72 per pound of copper and $10.23 per pound of molybdenum on a co-product basis (costs are divided proportionally based on the percentage of revenue from copper and molybdenum and the netting of silver revenue equally).  Year-to-date monthly production has averaged 2.4 million pounds of copper and 238,000 pounds of molybdenum at an estimated operating cash cost* of $2.35 per pound of copper and $12.36 per pound of molybdenum on the same co-product basis.  First quarter 2010 production was 6.2 million pounds of copper and 638,512 pounds of molybdenum.  Mercator plans on reporting quarterly production results only on a go forward basis, however, the Company believes that these monthly results help illustrate the significant progress being made and are therefore provided to assist shareholders in benchmarking this progress.

Cash Costs per ton

Operating cash costs per ton* have also continued to improve, with estimated May milling costs of $4.48 per ton milled and mining costs of $1.07  per ton mined.  This compares with operating cash costs per ton* in the first quarter 2010 of $5.30 per ton milled and mining costs of $1.14 per ton mined.

Recoveries

Recoveries for May averaged 76.6% for copper and 54.5% for molybdenum as compared to 72.1% for copper and 42.0% for molybdenum for the month of April.    The Company continues to make modifications to the circuit to improve recoveries while proceeding with the installation of the additional rougher flotation cells, which is scheduled for completion in September.

* Operating cash cost and Operating cash cost per ton are unaudited non-GAAP performance measures, and are furnished to provide additional information, and do not have a meaning within GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with GAAP.

Note Refinancing

Mercator also reports that an interest rate swap was completed on $50 million of the $100 million term loan that closed on April 26, 2010.  The interest rate swap resulted in a net current effective interest rate of approximately 5.8%, on the total of the term loan as compared to 11.5% interest on the previously issued and repurchased notes.

Gary Simmerman, BSc., Mining Eng. FAusIMM, Mercator’s VP Engineering, a Qualified Person as defined by NI43-101, supervised the preparation of and verified the technical information contained in this release.

For further information, please contact:  Marc LeBlanc, VP Corporate Development and Corporate Secretary, Tel: (604) 981-9661;   Fax: (604) 960-9661;   Email: mleblanc@mercatorminerals.com.

About Mercator Minerals Ltd.

Mercator Minerals Ltd. is a TSX listed mining company with an experienced management team that has brought the mill expansion at the Mineral Park Mine, one of the largest and most modern copper-moly mining-milling operations in North America to production in less than 2 years. Mercator management is dedicated to maximizing profits at the Mineral Park Mine and the development of the El Pilar copper project in Mexico.

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward Looking Information

This press release contains certain forward-looking statements, which include estimates, forecasts, and statements as to management's expectations with respect to, among other things, the use of proceeds, the completion of the transaction, the size and quality of the Company's mineral reserves and mineral resources, future production, capital and mine production costs, demand and market outlook for commodities, and the financial results of the Company and discussions of future plans, projections and objectives. In addition, estimates of mineral reserves and resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary. Factors that may cause actual results to vary include, but are not limited to, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials and equipment, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. These risks are described in more detail in the Annual Information Form of the Company. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this press release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws. For a more complete discussion, please refer to the Company's audited financial statements and MD&A for the year ended December 31, 2009 on the SEDAR website at www.sedar.com.

* Operating cash cost and Operating cash cost per ton are unaudited non-GAAP performance measures, and are furnished to provide additional information, and do not have a meaning within GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with GAAP.